November 27, 2024

VIA EMAIL

Ms. Kellie Kim

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, D.C. 20549

RE:	Gladstone Commercial Corporation

Form 10-K for the fiscal year ended December 31, 2023

File No. 001-33097

Dear Ms. Kim:

On behalf of Gladstone Commercial Corporation (the “Company”) we are providing this letter in response to a comment (the “Comment”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission’s (the “SEC”) Division of Corporation Finance, Office of Real Estate & Construction by letter on November 13, 2024 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, File No. 001-33097.

For ease of reference, the heading and numbering of the response set forth below corresponds to the heading and numbering in the Staff’s comment letter, and the Company has also set forth below, in italics, the text of the Comment prior to the Company’s response, to which the Company has responded in two parts for ease of the Staff’s review. Unless the context indicates otherwise, references in this letter to “we” “us” and “our” refer to the Company.

Form 10-K for the fiscal year ended December 31, 2023

Note 1. Organization, Basis of Presentation and Significant Accounting Policies

Revision of Previously Issued Financial Statements, page 63

Comment 1, Part 1 of 2

We note the company evaluated the errors related to the calculation of depreciation of tenant funded improvement assets and determined that the related impact was not material to the consolidated financial statements. We also note that the depreciation and amortization adjustments represent approximately 11% and 14% of net income, as revised, for the fiscal years ended December 31, 2021 and 2022, respectively. Please provide us with your detailed materiality analysis supporting your conclusion that the impact of the errors is not material, particularly to the Consolidated Statements of Operations. Refer to SAB 99, Materiality, codified in ASC 250-10-S99. […]

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Response to Comment 1, Part 1 of 2:

Background:

The Company is a Real Estate Investment Trust (“REIT”) incorporated in the State of Maryland (Nasdaq: GOOD) and is engaged in the business of investing primarily in single-tenant net leased industrial and office properties in the United States.

The Company’s tenants on occasion make investments in the properties they lease for their own business purposes. In some cases, such investments take the form of physical improvements to the property. Those improvements that meet certain criteria are considered tenant-funded improvements, or tenant-funded lessor assets, thus assets owned by the Company. Prior to discovering the error at issue, the Company incorrectly depreciated each tenant-funded improvement asset over the tenant’s remaining lease term. However, the Company should have been depreciating each tenant-funded improvement asset over its useful life in accordance with the Company’s established fixed asset useful life policy instead of over the remaining term of the lease.

Due to the mismatch between the applicable lease term and the related asset’s useful life, the Company recognized more depreciation (in the aggregate) than it should have for these assets resulting in understated net income for the year ended December 31, 2021, December 31, 2022, the second, third and fourth quarters of 2021, each quarter of 2022, and the first quarter of 2023. Management analyzed the control deficiency and associated errors which were documented in the Company’s assessments which were finalized on August 7, 2023, prior to the filing of the Company’s Form 10-Q on August 8, 2023. Management discussed its analysis with the Company’s Audit Committee of the Board of Directors, on August 4, 2023. The Company concluded that the error was not material to the impacted prior period financial statements, and the control deficiency did not rise to the level of a material weakness.

Materiality Analysis:

The Company’s management considered the quantitative and qualitative factors outlined below to assess the materiality of the error to the impacted financial statements. This materiality assessment was conducted in connection with the preparation of the Company’s financial statements for the second quarter of 2023.

SAB 99 recognizes that qualitative considerations may suggest that quantitative misstatements in excess of traditional materiality benchmarks are not material. Accordingly, quantitative and qualitative factors should be viewed in combination in assessing materiality. As indicated by the SEC in SAB 99, “quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.” As such, management further analyzed the impact of the matter.

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As further indicated by the SEC in SAB 99, management performed “a full analysis of all relevant considerations’ in assessing whether the changes would have been viewed by a reasonable investor as having significantly altered the ‘total mix’ of information made available.” The Company specifically considered the following quantitative and qualitative factors:

Quantitative Analysis:

The Company’s management evaluation on the impact of the change uses the errors and omissions framework provided by the SEC Staff in SAB 99, with such analysis considering both quantitative and qualitative factors. Specific to the Company’s quantitative assessment, management first evaluated the prior year misstatement against a quantitative threshold commonly used by companies and their auditors in their evaluation of whether items might be considered material to users of the financial statements. Specifically, the Company’s management compared the error revision to 10% of annual profit and 15% of the quarterly YTD profit and 5% of total assets. From a Statement of Operations and Comprehensive Income Financial Condition perspective, the omission of this adjustment was quantitatively significant. The Company as a REIT in the normal course of its operations of leasing properties and paying property level expenses including interest expense on debt has near break-even net income from recurring operations excluding the impact of recurring gains/losses on sales and nonrecurring impairment charges which cause the total net income to be volatile period over period.

Accumulated Depreciation Analysis:

The Company’s management analyzed the effect of the error on accumulated depreciation which demonstrated the percentage of the error on the as-reported financial statement line item, as well as the percentage of the error on the as-reported assets was insignificant and well below a 5% threshold. The impact of the error expressed as a percentage on the as-reported accumulated depreciation expense was significant in certain periods. However, when evaluated in the context of total assets, the error was 0.16% or less of total assets in all periods.

Depreciation Expense Analysis:

The Company’s management analyzed the effect of the error on depreciation expense and determined the amount of the variance was insignificant as in all periods the variance was less than 10%. The depreciation variance compared to net income is quantitatively significant in a number of periods. The fact that net income is not the focus of REIT investors and the change in net income does not have an effect on FFO or EBITDA (each defined below) was a mitigating factor.

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Earnings Analysis:

The Company’s management analyzed the effect of the depreciation expense error on earnings per share (“EPS”) and determined the amount was quantitatively significant in 2020, 2022, and year-to-date 2023. Variance of net income due to the depreciation correction was also quantitatively significant in a number of periods. The main reason is the relatively small net income (whether positive or negative) resulting from large non-cash depreciation charges (whether corrected or uncorrected). This also resulted in a net income that changed by material amounts from quarter to quarter whereas FFO, the focus of REIT investors, changed in line with actual cash changes to revenues and operating expenses.

FFO, EBITDA and Statement of Cash flows Analysis:

The Company’s management analyzed the effect of the depreciation error on Funds from Operations (“FFO”) (defined as GAAP net (loss) income (attributable) available to common stockholders, excluding the incentive fee, depreciation and amortization, any realized and unrealized gains, losses or other noncash items recorded in net (loss) income (attributable) available to common stockholders for the period) and Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) and found no effect on these calculations. Management analyzed the Statement of Operating Cashflows and noted the error has no net impact on the statement. In the case of FFO and EBITDA, depreciation was added back to net income thus canceling out effects of a change in depreciation. This was the same with the Statement of Operating Cashflows. A change in depreciation expense had no effect on these three metrics as depreciation was added back to both EBITDA and FFO and any change in depreciation changed net income and depreciation in equal and offsetting amounts in the Statement of Operating Cash Flow.

Statement of Equity Analysis:

The Company’s management analyzed the effect of the correct accumulated depreciation variance on the Statement of Equity and found that there was a very small, non-material change due to the increase in retained earnings caused by a decrease in depreciation when applying the corrected depreciation variance. This accumulative impact was less than 1% as a percentage of stockholders’ equity for all the impacted quarters.

Compensation to Management Analysis:

The Company is externally managed by Gladstone Management Company (the “Adviser”). There are four fees charged by the Adviser and one by Gladstone Administration (the Company’s administrator), which is a pass-through charge which only covers the cost of the services provided by Gladstone Administration. This Administration fee does not change with the financial performance of the Company, therefore there was no effect on the Company’s Administration Fee as a result of the error in depreciation.

The three fees charged to the Company by the Adviser are the Base Management Fee (“BMF”), the Capital Gains Fee (“CGF”) and the Incentive Fee (“ICF”). The BMF is based on the Gross Real Estate Assets of the Company multiplied by 0.425% annually. A change in depreciation has no effect on the Company’s Gross Real Estate Assets, therefore there was no effect of the depreciation misstatement on the BMF.

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The CGF is calculated based on aggregated gains and losses on the sale of real estate based on the net sale prices less the original purchase price and subsequent non-reimbursed capital costs. A change in depreciation would have no effect on the CGF.

The ICF is based on quarterly Core FFO (defined as FFO and one-time events pursuant to changes in GAAP), before giving effect to any incentive fee, or pre-incentive fee Core FFO, exceeds 2.0% quarterly, or 8.0% annualized, of adjusted total stockholders’ equity (after giving effect to the base management fee but before giving effect to the incentive fee). The Company refer to this as the hurdle rate. The Adviser will receive 15.0% of the amount of our pre-incentive fee Core FFO that exceeds the hurdle rate. However, in no event shall the incentive fee for a particular quarter exceed by 15.0% (the cap) the average quarterly incentive fee paid for the previous four quarters (excluding quarters for which no incentive fee was paid).

An increase in depreciation would be canceled by the adding back of depreciation to net income to get to Core FFO. But an increase in depreciation would result in a decrease in stockholders’ equity. This increase would increase the ICF. Therefore, during the periods impacted by the error there was an overstatement of ICF, but at an immaterial amount.

The ICF calculation using corrected depreciation yields an increase of $2,548 in 2021 and a decrease of $1,524 in 2022 for a net $1,024 underpayment of ICF to the Company over the two years combined compared to a total ICF paid of $10,129,000, or a 0.01% difference. For the fiscal year 2023 the ICF was contractually eliminated, so there was no effect of any depreciation changes on the ICF in 2023.

Qualitative Analysis

As further indicated by the SEC in SAB 99, the Company performed “a full analysis of all relevant considerations” in assessing whether the changes “would have been viewed by a reasonable investor as having significantly altered the ‘total mix’ of information made available”. The Company specifically considered the following:

•

Although the Company noted that the change was quantitatively significant to the Statement of Operations and Comprehensive Income, there was an immaterial impact on the Consolidated Balance Sheets, Consolidated Statements of Stockholders Equity and no impact on the Consolidated Statement of Cash Flows.

•	The misstatements did not affect the Company’s compliance with regulatory requirements.

•	The misstatements did not change a loss into income or vice versa in the impacted prior periods.

•	The misstatements do not involve any concealment of an unlawful transaction or fraud.

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•	The impact to the primary users of the Financial Statements are focused on measurements that do not include depreciation such as FFO, Cash from Operations, Dividends per Share or EBITDA.

•

The Company, as a REIT, has near break-even net income from recurring operations, excluding the impact of recurring gains/losses on sales and nonrecurring impairment charges, which cause the total net income to be volatile period over period and causes this error as a percent of net income to fluctuate in the relevant periods. While this error comprised approximately 11% and 14% of the total net income in certain impacted periods, it was less than 1.5% of total assets and less than 5% of the depreciation expenses financial statement line item.

•

The Company’s credit quality, liquidity, business plan or core elements of the business/operations were not impacted by the changes in non-cash impact to depreciation expense. Credit analysts look at the quality of real estate, gross assets and growth in FFO and cash flow, none of which are affected by a change in depreciation. The Company’s bank covenants are calculated using metrics that specifically exclude depreciation and none of the Company’s plans or business operations would be affected by a change in a non-cash charge, such as depreciation.

•	The impact on management’s compensation is insignificant in 2021 and 2022 and non-existent in 2023.

•

Users of REIT financials are concerned with performance measures such as FFO, EBITDA, Gross Real Estate Assets and Dividends Per Share. Measurements such as GAAP net income and EPS are not the primary focus of users of REIT financials as discussed in the NARIET FFO Discussion Paper released by the NAREIT Best Financial Practices Council. This Discussion Paper summarizes the use of FFO is more meaningful than GAAP earnings because “the current historical cost depreciation model fails to recognize adequately the complex interplay among shifting market values of buildings, appreciation of underlying land and real, economic depreciation of real property.” In particular, GAAP historical cost depreciation of real estate assets generally does not reflect a realistic residual value (or salvage value) at the end of a property’s depreciable life. In addition, some observers believe that current GAAP depreciation methods do not produce a pattern of charges over time that matches the long-term revenue potential of income producing real estate. Notwithstanding these facts, management considered the quantitative and qualitative factors outlined below to assess the materiality of the error to the impacted financial statements.

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Materiality Determination and Management’s Method for Correction of Financial Reporting:

After considering the “total mix” of both quantitative and qualitative information available to users of the financial statements, in consultation with the Company’s Audit Committee of the Board of Directors, the Company concluded that the error was not material to the impacted prior period financial statements and that the appropriate method of correction was a revision to the financial statements for the years ended December 31, 2021, 2022, the second, third and fourth quarters of 2021, each quarter in 2022, and the first quarter of 2023.

Form 10-K for the fiscal year ended December 31, 2023

Note 1. Organization, Basis of Presentation and Significant Accounting Policies

Revision of Previously Issued Financial Statements, page 63

Comment 1, Part 2 of 2

[…] Also, separately address in detail how the errors impacted your conclusions regarding the effectiveness of your disclosure controls and procedures and your internal control over financial reporting. We note from your disclosure in your Form 10-Q for the quarterly period ended June 30, 2023 that there were no changes in your internal control over financial reporting when the errors was first identified and reported. In your response, please explain to us the specific nature and design of the control or controls that you believe failed regarding these errors, describe in further detail your evaluation of the severity of the control deficiencies and how you considered whether it was reasonably possible that such control deficiencies would fail to prevent or detect a material misstatement.

Response to Comment 1, Part 2 of 2:

Internal Controls:

When deficiencies in the design or operation of a control are found, the issuer needs to assess the severity of the deficiency. The Company’s management concluded that the root cause of the errors was due to the fact that the Company did not design and maintain effective controls related to the accounting for the determination of the useful life for tenant funded lessor assets. The Company concluded that there was not a reasonable possibility the deficiency would fail to prevent or detect a material misstatement based on its quantitative and qualitative analysis. Specifically, management determined the magnitude of the potential misstatement approximated the actual misstatement given the historical activity was either equal to or higher than the expected activity in the foreseeable future and the periods with errors identified included larger, non-recurring activity. Based on the determination that the potential misstatement approximates the actual misstatements and the actual misstatements were determined not to be material as described above, and there were no other indicators (e.g., identification of fraud on the part of senior management, ineffective oversight by the company’s audit committee, other deficiencies that could aggregate with this deficiency) that would suggest a prudent official would determine the deficiency constituted a material weakness, the Company determined the severity of the deficiency was less than a material weakness. After discovering the deficiency, the Company changed the design of the control at issue to verify the useful lives of tenant-funded improvement assets are determined in concurrence with the Company’s established useful life policy. This design change was determined to not have materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting as it only applied to a small subset of assets

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(tenant-funded improvement assets). Therefore, the Company disclosed in its Quarterly Report on Form 10-Q for the period ended June 30, 2023, when the Company first disclosed the revision to its financial statements, that “There were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.”

***

Please direct any additional questions or comments concerning this response letter to the undersigned at (703) 287-5889 or Michael LiCalsi at (703) 287-5898.

Very truly yours,

/s/ Gary Gerson

Gary Gerson
Chief Financial Officer

cc:	David Gladstone, Gladstone Commercial Corporation

Michael LiCalsi, Gladstone Commercial Corporation

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